AgiiPlus Inc.

May 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amendment No. 7 to Registration Statement on Form F-1 Filed March 22, 2024 File No. 333-267461

Ladies and Gentlemen:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 19, 2024 regarding Amendment No. 7 to Registration Statement on Form F-1 filed by AgiiPlus Inc. on March 22, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 8 to the Registration Statement on Form F-1 (“Amendment No. 8 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Amendment No. 7 to Registration Statement on Form F-1 filed March 22, 2024

Exhibits

1. We acknowledge your response to prior comment 14. Please clarify the meaning of your statement that the Resale Shares "will only be issued to the Selling Shareholders upon the effectiveness of the Registration Statement when we adopt our second amended and restated memorandum and articles of association." In this regard, we note that your prospectus disclosure on pages 192-193 indicates that the Selling Shareholders were issued ordinary shares in 2021 and 2022, which shares appear to be the ordinary shares they are now registering under the Resale Prospectus. To the extent the ordinary shares currently held by the Selling Shareholders will be re-designated when you adopt your second amended and restated memorandum and articles of association, as described on page 11, please revise your prospectus disclosure to so state or advise.

Response: In response to the Staff’s comment, we revised our disclosure on page Alt-3 of Amendment No. 8 to the Registration Statement to state that the ordinary shares currently held by the Selling Shareholders will be re-designated into Class A ordinary shares when our second amended and restated memorandum and articles of association become effective upon the effectiveness of our registration statement on Form F-1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC